UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: August 2021

Commission File Number: 001-36903

KORNIT DIGITAL LTD.

(Translation of Registrant’s name into English)

12 Ha’Amal Street

Park Afek

Rosh Ha’Ayin 4824096 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

CONTENTS

Results of 2021 Annual Shareholder Meeting

On August 12, 2021, Kornit Digital Ltd. (the “Company”) held its 2021 annual general meeting of shareholders (the “Annual Meeting”). At the Annual Meeting, the Company’s shareholders voted on three proposals, which are listed below and which were described in more detail in the Company’s notice and proxy statement for the Annual Meeting, which were attached as Exhibits 99.1 and 99.2 to the Report of Foreign Private Issuer on Form 6-K (a “Form 6-K”) that the Company furnished to the Securities and Exchange Commission (the “SEC”) on July 7, 2021.

Based on the presence in person or by proxy of the requisite quorum of our outstanding ordinary shares, par value 0.01 New Israeli Shekels per share (“ordinary shares”), at the Annual Meeting, each of the following three proposals (and each sub-proposal thereof) was approved by the requisite ordinary majority of the Company’s ordinary shares under the Israeli Companies Law, 5759-1999 (the “Companies Law”) and the Company’s Articles of Association:

(1)	Re-election of each of (a) Mr. Yuval Cohen, (b) Mr. Stephen Nigro and (c) Mr. Ronen Samuel for a three-year term as a Class III director of the Company, until the Company’s annual general meeting of shareholders in 2024 and until his or her successor is duly elected and qualified;

Name of Director Nominee	Votes in Favor	Votes Against	Abstentions
Yuval Cohen	31,364,587	5,232,919	26,143
Stephen Nigro	33,309,131	3,288,361	26,156
Ronen Samuel	31,979,087	4,618,402	26,160

(2)	Approval of an amendment to the Company’s Articles of Association, that sets the forum for adjudication of disputes under the Articles.

Votes in Favor	Votes Against	Abstentions
33,313,380	3,301,036	9,232

(3)	Re-appointment of Kost Forer Gabbay & Kasierer, registered public accounting firm, a member firm of Ernst & Young Global, as the Company’s independent registered public accounting firm for the year ending December 31, 2021 and the additional period until the Company’s 2022 annual general meeting of shareholders, and authorization of the Company’s board of directors (or the audit committee thereof) to fix such accounting firm’s annual compensation;

Votes in Favor	Votes Against	Abstentions
35,905,952	553,860	163,836

A copy of the Company’s Articles of Association, as amended by the amendment approved under Proposal 2 at the Annual Meeting, is appended to this Form 6-K as Exhibit 99.1.

The contents of this Form 6-K are hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-248784) and Form S-8 (File No.’s 333-203970, 333-214015, 333-217039, 333-223794, 333-230567, 333-237346 and 333-254749).

Exhibit Index

Exhibit No.	Description
99.1	Articles of Association of Kornit Digital Ltd., as amended

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KORNIT DIGITAL LTD.

Date: August 12, 2021	By:	/s/ Alon Rozner
	Name:	Alon Rozner
	Title:	Chief Financial Officer

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